Prudential Investment Portfolios 16

100 Mulberry Street

Gateway Center Three

Newark, NJ 07102

May 28, 2014

United States Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, DC 20549

Re:                             Definitive Amended Proxy Materials for Prudential Investment Portfolios 16 — Target Conservative Allocation Fund

Mr. Larry Greene:

On behalf of the above-referenced Fund, we are hereby filing in accordance with Rule 14a-6 under the Securities and Exchange Act of 1934 a definitive proxy statement (the “Proxy”) and materials, including a proxy card in connection with a special meeting of shareholders of Prudential Investment Portfolios 16 — Target Conservative Allocation Fund scheduled for August 14, 2014 (the “Meeting”).  The filing is being made to make a non-material revision to the Proxy to update a reference to a date contained in the Proxy.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 973-802-6469.  Thank you for your assistance in this matter.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo

Vice President & Corporate Counsel